FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2008

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street

Braamfontein

Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s announcement dated November 7, 2008, announcing the terms of its rights offering, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Press Release

Sappi Limited
Registration Number 1936/008963/06
JSE code SAP
ISIN code ZAE 000006284
NYSE code SPP
LSE code SAZ

7 November 2008

This press release is not for distribution in Australia, Canada or Japan.

Sappi announces terms of rights offer to acquire M-real’s coated graphic paper business

Sappi has finalised the terms of its proposed rights offer to facilitate the acquisition of the coated graphic paper business of M-real, as announced on 29 September 2008. This follows receipt of shareholder approval for the acquisition on 03 November 2008 and competition clearance from the European Commission on 31 October 2008. The record date for the proposed rights offering is Friday, November 21.  The subscription period will open on Monday, November 24, 2008, and it will end on Friday, December 12, 2008.

Sappi is seeking to raise approximately ZAR5,815 million (€450 million based on an exchange rate of ZAR12.925/€) through a fully underwritten renounceable rights offer of 286,886,270 new ordinary shares of ZAR1.00 each. The subscription price will be ZAR20.27 per rights offer share and be issued in the ratio of 6 rights offer shares for every 5 Sappi shares held.

The transaction to acquire M-real’s coated graphic paper business meets Sappi’s strategic and financial criteria for acquisitions as it enhances Sappi’s global presence, provides an opportunity to increase Sappi’s customer base, improves Sappi’s strategic flexibility in regards to capacity utilisation, increases the range of products offered and provides anticipated growth and cost synergies. Sappi also expects benefits from increased profitability and returns and improved cash flows for the Sappi group. The acquisition allows Sappi to strengthen its competitive position in the coated graphic paper industry in Europe and globally.

ENDS

Forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives.  Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results).  Such risks, uncertainties and factors include, but are not limited to, the risk that the acquired business will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the acquisition may not be fully realized or realized within the expected time frame, revenues following the acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the ability to obtain governmental or regulatory approvals of the acquisition on the proposed terms and schedule, the failure of shareholders of Sappi to approve the acquisition or the related financings, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations.  The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Further information is available at
http://www.sappi.com/SappiWeb/Investor+info/Sappi+acquisition+of+M-real+assets/Acquisition+details.htm

United States

This press release does not constitute or form part of any offer or solicitation to purchase or subscribe for securities in the United States.

The proposed rights offer has not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or under any relevant securities laws of any state or other jurisdiction of the United States.  The securities described herein (the “Securities”) may not be offered, sold, taken up, resold, renounced, exercised, pledged, transferred or delivered, directly or indirectly, in or into the United States at any time except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state and other securities laws of the United States.  The Securities may be offered, sold, taken up, resold, renounced, exercised, pledged, transferred or delivered, by persons outside the United States in accordance with Regulation S under the U.S. Securities Act.

United Kingdom and European Economic Area

This press release and the proposed rights offer are only addressed to and directed at persons in member states of the European Economic Area who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) (“Qualified Investors”).  In addition, in the United Kingdom, this press release is being distributed only to, and is directed only at, Qualified Investors who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or who are high net worth entities falling within Article 49 of the Order, and to other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”).  This press release must not be acted on or relied upon (i) in the United Kingdom, by persons who are not Relevant Persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, by persons who are not Qualified Investors.  Any investment or investment activity to which this press release relates is available only (i) in the United Kingdom to Relevant Persons, and (ii) in any member state of the European Economic Area other than to Qualified Investors, and will be engaged in only with such persons.

No other person should seek to participate in the proposed rights offer or rely on this press release or any other offering documents concerning the proposed rights offer.

Australia, Canada and Japan

This press release has not been and will not be sent, and it should not be forwarded, to holders of shares with registered addresses in, and no proposed rights offer entitlement and proposed rights offer shares should be transferred, sold or delivered in or into any of Australia, Canada or Japan.  In addition, due to restrictions under the securities laws of Australia and Japan no offer of the letters of allocation and the proposed rights offer shares being offered in the proposed rights offer is being made under this press release or any offering document to holders of shares with registered addresses in, or to residents of, Australia or Japan.

Issued by:
Brunswick South Africa on behalf of Sappi Limited
Tel + 27 (0)11 502 7300
Fax + 27 (0)11 268 5747

For further information contact:
Robert Hope
Group Head Strategic Development
Sappi Limited
Tel +27 (0)11 407 8492
Robert.Hope@sappi.com

André F Oberholzer
Group Head Corporate Affairs
Sappi Limited
Mobile +27(0) 83 235 2973
Tel +27 (0) 11 407 8044
Andre.Oberholzer@sappi.com

Media enquiries
Brunswick Johannesburg:
Roderick Cameron
Mobile: +27 82 887 4593

Brunswick Stockholm
Thomas Backteman
Mobile: +46 70 31 1166

Brunswick London
Simon Sporborg
Mobile: +44 79 74 98 2442

Brunswick Frankfurt
Christian Weyand
Mobile: +49 172 6171 677

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 12, 2008

SAPPI LIMITED,

by	/s/ D.J. O’Connor
Name: D.J. O’Connor Title: Group Secretary